Exhibit 99.1

Déclaration des Transactions sur Actions Propres

Paris, le 2 juin 2026 - Dans le cadre des autorisations consenties par les Assemblées générales du 23 mai 2025 et 29 mai 2026 pour opérer sur ses actions et conformément à la réglementation relative aux rachats d'actions, TotalEnergies SE (LEI : 529900S21EQ1BO4ESM68) déclare ci-après les achats d’actions propres (FR0000120271) réalisés du 25 mai au 29 mai 2026 :

Jour de la transaction	Volume total journalier (en nombre de titres)	Prix pondéré moyen journalier d'acquisition (en EUR/action)	Montant des transactions (EUR)	Code identifiant marché
25/05/2026	348 442	77,487782	26 999 997,74	XPAR
26/05/2026	346 057	78,021721	26 999 962,70	XPAR
27/05/2026	296 994	75,644817	22 466 056,78	XPAR
27/05/2026	60 000	75,564581	4 533 874,86	CEUX
28/05/2026	327 999	75,628791	24 806 167,82	XPAR
28/05/2026	28 951	75,775147	2 193 766,28	CEUX
29/05/2026	308 703	75,276712	23 238 146,82	XPAR
29/05/2026	50 000	75,236852	3 761 842,60	CEUX
Total	1 767 146	76,394263	134 999 815,60

À propos de TotalEnergies

TotalEnergies est une compagnie multi-énergies intégrée mondiale de production et de fourniture d’énergies : pétrole et biocarburants, gaz naturel, biogaz et hydrogène bas carbone, renouvelables et électricité. Nos plus de 100 000 collaborateurs s'engagent pour fournir au plus grand nombre une énergie plus abordable, plus disponible et plus durable. Présente dans environ 120 pays, TotalEnergies inscrit le développement durable au cœur de sa stratégie, de ses projets et de ses opérations.

Contacts TotalEnergies

Relations Media : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Avertissement :

Les termes « TotalEnergies », « compagnie TotalEnergies » et « Compagnie » qui figurent dans ce document sont utilisés pour désigner TotalEnergies SE et les entités consolidées que TotalEnergies SE contrôle directement ou indirectement. De même, les termes « nous », « nos », « notre » peuvent également être utilisés pour faire référence à ces entités ou à leurs collaborateurs. Les entités dans lesquelles TotalEnergies SE détient directement ou indirectement une participation sont des personnes morales distinctes et autonomes.

Ce document peut contenir des déclarations prospectives (incluant des forward-looking statements au sens du Private Securities Litigation Reform Act de 1995), concernant notamment la situation financière, les résultats d’opérations, les activités et la stratégie de TotalEnergies. Il peut notamment contenir des indications sur les perspectives, objectifs, axes de progrès et ambitions de TotalEnergies y compris en matière climatique et de neutralité carbone (zéro émission nette). Une ambition exprime une volonté de TotalEnergies, étant précisé que les moyens à mettre en œuvre ne dépendent pas que de TotalEnergies. Ces déclarations prospectives peuvent être généralement identifiées par l’utilisation du futur, du conditionnel ou de termes à caractère prospectif tels que « sera », « devrait », « pourrait », « serait », « peut », « pourrait », « vraisemblablement », « envisager », « avoir l’intention », « anticiper », « croire », « estimer », « planifier », « prévoir », « penser », « avoir pour objectif », « avoir pour ambition » ou terminologie similaire. Les déclarations prospectives contenues dans ce document sont fondées sur des données, hypothèses économiques et estimations formulées dans un contexte économique, concurrentiel et réglementaire donné et considérées comme raisonnables par TotalEnergies à la date du présent document. Ces déclarations prospectives ne sont pas des données historiques et ne doivent pas être interprétées comme des garanties que les perspectives, objectifs ou ambitions énoncés seront réalisés. Elles peuvent s’avérer inexactes dans le futur et sont susceptibles d’évoluer ou d’être modifiées avec un écart significatif entre les résultats réels et ceux envisagés, en raison des incertitudes liées notamment à l’environnement économique, financier, concurrentiel et réglementaire, ou en raison de la matérialisation de facteurs de risque tels que notamment les fluctuations des prix du pétrole brut et du gaz naturel, l’évolution de la demande et des prix des produits pétroliers, les variations des résultats de production et des estimations de réserves, la capacité à réaliser des réductions de coûts ou des gains d’efficacité sans perturber indûment les opérations, les évolutions légales et réglementaires y compris dans les domaines environnementaux et climatiques, la variation des taux de change, les innovations technologiques, les conditions et événements météorologiques, ainsi que les évolutions socio-démographiques, économiques et politiques, les changements des conditions de marché, les pertes de parts de marché et les modifications des préférences des consommateurs, ou encore les pandémies comme la pandémie COVID-19. De même, certaines informations financières reposent sur des estimations notamment lors de l’évaluation de la valeur recouvrable des actifs et des montants des éventuelles dépréciations d’actifs.

Les lecteurs ne doivent pas considérer les déclarations prospectives comme des données exactes mais comme l’expression de point de vue de la Compagnie à la date de publication du présent document. TotalEnergies SE et ses filiales n’ont aucune obligation, ne prennent aucun engagement et décline toute responsabilité vis-à-vis des investisseurs ou toute autre partie prenante de mettre à jour ou de réviser, en particulier en raison d’informations nouvelles ou événements futurs, tout ou partie des déclarations, informations prospectives, tendances ou objectifs contenus dans ce document. Par ailleurs, la Compagnie ne vérifie pas et n’est pas tenue de vérifier les données provenant de tiers contenues dans ce documents ou utilisées pour les hypothèses, estimations ou plus généralement les données prospectives publiées dans ce document.

Les informations concernant les facteurs de risque susceptibles d’avoir un effet défavorable significatif sur les activités de TotalEnergies, sa situation financière, y compris ses résultats opérationnels et ses flux de trésorerie, sa réputation, ses perspectives ou la valeur des instruments financiers émis par TotalEnergies sont par ailleurs décrits dans les versions les plus actualisées du Document d’enregistrement universel déposé par TotalEnergies SE auprès de l’Autorité des marchés financiers et du Form 20-F déposé par la Société auprès de la United States Securities and Exchange Commission (« SEC »).

Avertissement aux investisseurs américains – Tout investisseur américain est prié de se reporter au Form 20-F publié par TotalEnergies SE, File N ° 1-10888, disponible au 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, ou sur le site Internet de la Compagnie totalenergies.com. Ce document est également disponible auprès de la SEC en appelant le 1-800-SEC-0330 ou sur le site Internet de la SEC sec.gov.